

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

April 10, 2017

<u>Via E-mail</u>
Ms. Beverley A. Babcock
Principal Financial Officer
Imperial Oil Limited
505 Quarry Park Boulevard S.E.
Calgary, Alberta, Canada T2C 5N1

> **Re: Imperial Oil Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 0-12014**

Dear Ms. Babcock:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources